Exhibit 99.1

Company announcement – No. 66/ 2021

Zealand Pharma and DEKA Research & Development Corp. Announce Collaboration Agreement to Advance Development of Infusion Pump to Be Used with Dasiglucagon for Treatment of Congenital Hyperinsulinism (CHI)

•	Agreement grants Zealand a worldwide, exclusive license to use DEKA’s continuous infusion pump for the potential treatment of CHI with dasiglucagon
•	DEKA will be responsible for pump development and manufacturing
•	Zealand will be responsible for clinical development of the drug-device combination and commercialization in all territories

Copenhagen, DK and Boston, MA, U.S. November 05, 2021 – Zealand Pharma A/S (Nasdaq: ZEAL) (CVR-no. 20045078,) a biotechnology company focused on the discovery, development and commercialization of innovative peptide-based medicines, today announced that it has entered into definitive collaboration agreements with DEKA Research & Development Corp., to develop a continuous infusion pump to be used in combination with dasiglucagon, an investigational agent currently in phase 3 trials in patients with congenital hyperinsulinism. The agreement covers the technical development of the pump system as well as associated manufacturing and commercialization activities.

“As we progress toward completion of our pivotal clinical trials for dasiglucagon as a potential treatment option for CHI, we are thrilled to announce this collaboration agreement with DEKA,” said Emmanuel Dulac, President and Chief Executive Officer of Zealand Pharma. “DEKA’s innovative drug infusion pump has been FDA cleared in other uses and it represents an attractive potential solution for dasiglucagon administration in CHI, taking us one step closer to achieving our goal of improving the lives of CHI patients and their families.”

“We are very pleased to be working with Zealand, leveraging our long experience with infusion pumps to aid in their development of a new treatment option for CHI,” said Dean Kamen, Founder of DEKA. “Our mission at DEKA is to develop technology that can solve problems and improve people’s lives - this collaboration is a great example of how we work to fulfill that mission.”

Under the terms of the agreement, DEKA and Zealand will develop a medical pump system that is suitable for use in combination with dasiglucagon. DEKA and its affiliates will be responsible for pump development and pump manufacturing activities. Zealand will be solely responsible for clinical development around the drug-device combination as well as for distribution and commercialization in all territories.

About CHI

CHI is a rare pediatric disease that affects mainly newborns, infants and toddlers. Due to a genetic defect in the insulin producing cells, these children have increased insulin levels, resulting in persistent and recurrent hypoglycemia throughout childhood. Current treatment options are limited, complex and may be insufficient to adequately control hypoglycemia.

About dasiglucagon

Invented by Zealand Pharma, dasiglucagon is a glucagon analog that is stable in aqueous solution and is thus suitable for chronic pump use. In 2017, both the U.S. Food and Drug Administration (FDA) and the European Commission granted orphan drug designation for dasiglucagon for the treatment of CHI.

About DEKA Research & Development Corp.

Based in Manchester, NH, DEKA is a research and development company comprised of engineering, manufacturing and quality assurance professionals focused on the development of new technologies that span a diverse set of applications. The company was founded in 1982 by Dean Kamen, an inventor who holds hundreds of U.S. and foreign patents and numerous awards, many of them for innovative medical devices that have expanded the frontiers of healthcare worldwide.

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development, and commercialization of peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market and three candidates are in late-stage development. Zealand markets V-Go® and Zegalogue®, (dasiglucagon) injection. In addition, license collaborations with Boehringer Ingelheim and AstraZeneca create opportunities for more patients to potentially benefit from Zealand-invented peptide investigational agents currently in development.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit http://www.zealandpharma.com.

Forward-Looking Statement

This press release contains “forward-looking statements”, as that terms is defined in the Private Securities Litigation Reform Act of 1995, as amended, that provide Zealand Pharma’s expectations or forecasts of future events regarding the research, development and commercialization of pharmaceutical products. These forward-looking statements may be identified by words such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “plan,” “possible,” “potential,” “will,” “would” and other words and terms of similar meaning. You should not place undue reliance on these statements, or the scientific data presented. The reader is cautioned not to rely on these forward-looking statements. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect, and which include, but are not limited to, the occurrence of adverse safety events; risks of unexpected costs or delays; unexpected concerns that may arise from additional data, analysis or results obtained during clinical trials; failure to protect and enforce our data, intellectual property and other proprietary rights and uncertainties relating to intellectual property claims and challenges; regulatory authorities may require additional information or further studies, or may fail to approve or may delay approval of our drug candidates or expansion of product labeling; failure to obtain regulatory approvals in other jurisdictions; product liability claims; and the direct and indirect impacts of the ongoing COVID-19 pandemic on our business, results of operations and financial condition. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. The foregoing sets forth many, but not all, of the factors that could cause actual results to differ from our expectations in any forward-looking statement. All such forward-looking statements speak only as of the date of this press release and are based on information available to Zealand Pharma as of the date of this release. We do not undertake to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. Information concerning pharmaceuticals (including compounds under development) contained within this material is not intended as advertising or medical advice.

For further information, please contact:

Zealand Pharma Investor Relations

Maeve Conneighton

Argot Partners

investors@zealandpharma.com

Zealand Pharma Media Relations

David Rosen

Argot Partners

media@zealandpharma.com